

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Fu Xiaowei
Chief Executive Officer
YY Group Holding Ltd.
60 Paya Lebar Road
#05-43 Paya Lebar Square
Singapore 409051

> **Re: YY Group Holding Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 18, 2023**
> **CIK No. 0001985337**

Dear Fu Xiaowei:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 filed August 18, 2023 as a Draft Registration Statement

Cover Page

1. In light of your dual-class capital structure, please revise your disclosure as follows:

    - Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.

    - Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class A ordinary shareholders might consider in their best interest.

- Further, please disclose your controlling shareholder(s)' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Include this disclosure on your prospectus cover page.

- In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders. Make conforming changes to your risk factor disclosure.

About This Prospectus, page ii

2. In the last sentence of the paragraph, you state that you "have not independently verified the data." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Prospectus Summary, page 1

3. Please balance your disclosure of the increase in revenues for the years ended December 31, 2021 and December 31, 2022 by including the increase in cost of revenue for the same time periods.

We depend on a small number of individuals who constitute our current management., page 10

4. Please revise the risk factor to identify the senior managers and key personnel upon whom you depend.

Enforcement of Civil Liabilities, page 23

5. Please expand your disclosures to address an investor's ability to effect service of process within the United States on the foreign private issuer or any person.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

6. Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. For example, quantify the reduction or increase in your sales or revenues during these periods. Also, expand your disclosure regarding the impact of the COVID-19 pandemic on your business to include the government's Job Support Scheme. Please detail how much longer you will receive these funds from the government.

7. On page 35 you state that "management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next

12 months from the issuance date of the consolidated financial statements." Please revise to update this statement as of a recent date, as well as to clarify whether such statement depends on receipt of the proceeds of this offering.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021, page 32

8.   Please expand your discussion to provide a quantified analysis of the significant drivers behind he material changes in your results of operations. For each period discussed, please quantify the changes and the impact of the changes on the material drivers and discuss the underlying causes for these changes. In addition, please provide information regarding the impact of foreign currency fluctuations on the results of the company as appropriate. Please refer to Item 5 of Form 20-F.

Internal Control over Financial Reporting, page 41

9.   We note your disclosure considering your "material weaknesses" in your internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. Please provide a risk factor that addresses this issue.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances, page 71

10.   We note your disclosure that you "plan to explore opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions, and investments." Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Related Party Transactions, page 95

11.   We note V Capital Quantum Sdn Bhd was a founding shareholder. Please revise your disclosure to include the consulting fee that V Capital Quantum Sdn Bhd will receive in connection with the offering and briefly describe the services provided. If any insiders are members of V Capital Quantum Sdn Bhd, please disclose that as well. If you do not believe that V Capital Quantum Sdn Bhd is a related party, please provide us with your analysis. Please also update the related party balances on page 96 as of a recent date.

General

12.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of

those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services